Exhibit 99.1

SOPHiA GENETICS Launches SOPHiA DDM™ for SureSelect Human All Exon v8

New bioinformatic workflow advances analysis capabilities for whole exome assessment and interpretation

BOSTON and LAUSANNE, Switzerland, November 1, 2021 — SOPHiA GENETICS SA (Nasdaq: SOPH), the creator of a global data pooling and knowledge sharing platform that advances data-driven medicine, announced today they have extended their SOPHiA DDM™ Universal Whole Exome analytical capabilities to include industry leading exome SureSelect Human All Exon v8 by Agilent. The new SOPHiA GENETICS pipeline is tailored to the unique features of this product to maximize support for Agilent customers in automating their next generation sequencing (NGS) workflows with enhanced, cutting-edge interpretation tools for germline and cancer applications.

SOPHiA GENETICS’ Universal Whole Exome solution delivers a streamlined end-to-end workflow, from sample to variant report, to advance rare and inherited disease research studies using any exome product. The new SOPHiA DDM™ for SureSelect Human All Exon v8 is a fully integrated, FASTQ-to-report bioinformatic workflow for whole exome analysis and interpretation.

The SOPHiA DDM™ for SureSelect Human All Exon v8 offers:

•	A complete analytical workflow for reduced turnaround time

•	Multiple types of variants detection

•	Tailored analytics for Agilent-specific sample data

•	Uniform and comprehensive gene coverage

•	Knowledge sharing across the SOPHiA Community

•	Improved tertiary analytics

•	An enhanced user experience

The SOPHiA DDM™ platform supports multiple commercially available exome panels with tailored pipelines and robust analytics for each, enabling uniform coverage of the target region and a streamlined workflow to reduce overall turnaround time and accelerate rare disease characterization.

To learn more about how SOPHiA GENETICS data-driven insights are improving diagnosis, treatment, and drug development for patients and the larger medical community, visit www.sophiagenetics.com.

About SOPHiA GENETICS:

SOPHiA GENETICS is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The

SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 780 hospital, laboratory, and biopharma institutions globally.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information included in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenetics.com to obtain the appropriate product information for your country of residence.

More info: SOPHiAGENETICS.COM; follow @SOPHiAGENETICS on Twitter.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com